                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 6-K


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of January, 2001

                               HAVAS ADVERTISING
                (Translation of registrant's name into English)


                              84, rue de Villiers
                         92683 Levallois-Perret Cedex
                                    France
                   (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F [X]                 Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                 Yes [ ]                        No [X]


     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):   82-
                                                   ---------------

                     [HAVAS ADVERTISING LOGO APPEARS HERE]

FOR IMMEDIATE RELEASE
---------------------

         HAVAS ADVERTISING TO INCREASE PARTICIPATION IN MEDIA PLANNING GROUP TO 100%, IN EXCHANGE FOR A 9.3% STAKE IN HAVAS ADVERTISING

Havas Advertising, which already owns 45% of the share capital of Media Planning
   Group, to receive the remaining 55% in exchange for 28.8 million new Havas
                Advertising shares and (euro)51 million in cash

  The Rodes family, Grupo March, BBVA and BSCH, shareholders of Media Planning Group, indicate their intention to play an active role as long term strategic shareholders in Havas Advertising

   Consolidation of Media Planning Group expected to facilitate accelerated growth of media operations, with the objective of ranking among the Top 5 media companies worldwide before the end of 2003

    Transaction terms consistent with Havas Advertising's criteria of value creation and earnings accretion to its shareholders

--------------------------------------------------------------------------------

     PARIS, FRANCE and BARCELONA, SPAIN, January 22, 2001 - Havas Advertising (Nasdaq : HADV, Euronext Paris SA : HAV.PA), the world's fourth largest advertising communications group and owner of a 45% stake in Media Planning Group, a leading global independent media company, and the Spanish shareholders of Media Planning Group today announced they had signed an agreement that would result, upon completion, in Havas Advertising holding 100% of the share capital of Media Planning Group and the Spanish shareholders of Media Planning Group holding 9.3% of the share capital of Havas Advertising (pro forma based on Havas Advertising's current fully diluted share capital) and receiving a cash payment of (euro)51 million.

     Under the terms of the agreement, which was unanimously approved by the Board of Directors of Havas Advertising on 19 January 2001, Havas Advertising is to issue the other Media Planning Group shareholders 28.8 million new Havas Advertising shares and to pay them (euro)51 million in cash in exchange for their 55% holding in Media Planning Group.

       This agreement represents the culmination of a cooperation effort between Havas Advertising and Media Planning Group which began in March 1999 with an agreement to merge Media Planning and the media activities of Havas Advertising.

       Media Planning Group, as the media division of Havas Advertising, will continue to operate from its headquarters in Barcelona, with a reduced Board of Directors, and with Leopoldo Rodes Castane as Chairman and Fernando Rodes Vila as CEO.

     Fernando Rodes Vila was added as a Member of the Board of Havas Advertising during the Board of Directors meeting held on January 19, 2001. He will also continue in his role as member of the Executive Committee. Leopoldo Rodes Castane and Carlos March Delgado, Chairman of Corporacion Alba, will join the Board of Havas Advertising as non-executive Directors.

     Commenting on the transaction, Alain de Pouzilhac, Chairman and Chief Executive Officer of Havas Advertising, said, "We are very excited about this new step in our relationship with Media Planning Group. Through almost two years of partnership with Media Planning Group we have learned that we share a common philosophy and culture and the same drive for excellence in servicing our clients.

     We believe this transaction will allow us to:

     . consolidate our leadership position in Latin America and European markets and accelerate the expansion of the media business in other areas where Havas Advertising has a strong presence, particularly in the United States and Asia Pacific; and

     .  accelerate the integration of Snyder's media business."

     With regard to the shareholders of Media Planning Group, de Pouzilhac added: "We welcome the shareholders of Media Planning Group and appreciate the commitment they have expressed to become long term strategic investors in the company. We are proud to welcome Carlos March Delgado, Leopoldo Rodes Castane, and Fernando Rodes Vila as members of Havas Advertising's Board and are confident of the important role they will play."

     Fernando Rodes Vila, Chief Executive Officer of Media Planning Group and member of the Executive Committee of Havas Advertising, said, "We are tremendously excited about taking the relationship we initiated with Havas Advertising two years ago one step further. Our experience together has resulted in growth and value creation beyond our initial expectations and we believe that there is further significant potential which will be best accessed through the transaction we announce today. We also believe that, through the acceleration of our strategy and the enhanced flexibility resulting from the transaction, we will be able to offer our clients an exceptional proposition.

     We strongly believe that this is a great opportunity for our shareholders and employees to become an important part of a leading media and advertising group with whom we share a common vision of growth, leadership and value creation."

     The transaction is expected to be neutral or slightly accretive to cash earnings per share from 2001 and to contribute to earnings growth in subsequent years.

     The transaction is subject to completion of final documentation, approval by the shareholders of Havas Advertising and customary closing conditions.

Havas Advertising will host a conference call today, Monday 22 January 2001, at 9:00 AM EST (3:00 PM French Time). Callers from the United States should use 800-834-5979 and International callers should use +44- 8700-559-390. There will be a 48-hour replay of the call beginning today at 11:00 AM EST and ending on January 24, 2001 at 11:00 AM EST.

Please dial +1-800-633-8284 or +1-858-812-6440 and provide the passcode, 17723746. This call will also be broadcast live over the Internet at www.havas-advertising.com and www.havas-advertising.fr. To access the webcast, participants should visit the Havas Advertising web site at least fifteen minutes prior to the start of the call to download and install any necessary audio software. There will be a replay of the webcast available for 30 days.

     J.P. Morgan is acting as financial advisor to Havas Advertising on this transaction.

                                     # # #

About Havas Advertising

Havas Advertising (Nasdaq: HADV; Euronext Paris SA: HAV.PA) is the world's fourth largest communications group*. Based in Paris, Havas Advertising has four operating divisions - Euro RSCG Worldwide, headquartered in New York, NY, Media Planning Group in Barcelona, Spain, Diversified Agencies Group in Paris, France and Arnold Worldwide Partners, headquartered in Boston, Massachusetts. Havas Advertising brings a multicultural approach to its business that distinguishes it from other major communications companies. Havas Advertising has a presence in 75 countries. Havas Advertising offers a complete line of communications services, including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, sports marketing, human resources, multimedia interactive communications and public relations. Havas Advertising has a worldwide presence of over 250 agencies and a staff of approximately 20,000.

Further information on Havas Advertising can be found on the company's web site at: www.havas-advertising.com or in Havas Advertising's registration statement
    -------------------------
on Form F-4 filed with the SEC (SEC file #333-43362), which may be obtained free of charge at the SEC's website, www.sec.gov.

*  Advertising Age Annual Agency Report ranking, April 24, 2000

About Media Planning Group

Media Planning Group, which had billings of US$8,450 mm in 2000, is a leading media agency worldwide. It employs approximately 2,000 professionals and is present in more than 15 markets throughout Europe, the United States and Latin America, a coverage of 76% of worldwide advertising investment. The Group's activity is focused on research, strategic planning and media procurement aimed at increasing the value of its clients' brands. Media Planning Group integrates three business units: two media agencies, Media Planning and Arena, and one interactive agency, Media Contacts.

Further information on Media Planning can be found on the company's web site at:

www.mpgsite.com
---------------

Contact:
--------
France: Havas Advertising
        Julie-Emilie Ades
        33 1 41 34 30 16

FORWARD-LOOKING INFORMATION

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the Media Planning Group transaction, changes in global economic, business, competitive market and regulatory factors. More detailed information about these factors is contained in Havas Advertising's filings with the Securities and Exchange Commission.

                                    # # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       HAVAS ADVERTISING
                                       (Registrant)


Date:  January 23, 2001                By:   /s/ Jacques Herail
                                            ------------------------------------
                                            Name:   Jacques Herail
                                            Title:  Director General